November 4, 1998


Mr. Thomas Friezen, Vice President of Finance
Dakota Growers Pasta Company
One Pasta Avenue
Carrington, North Dakota 58421


Dear Mr. Friezen:

The loan agreement between the St. Paul Bank and Dakota Growers Pasta Company
(DGPC) includes condition E, which requires DGPC to maintain a minimum net ownership ratio of 40%. Based on your financial projections, DGPC may not comply with this condition through December 1998 as a result of a potential value added payment of approximately $7.4 million.

It is also our understanding that DGPC intends to sell stock that is expected to provide at least $10.0 million of additional equity. Furthermore, this additional equity is expected to bring DGPC into compliance with the net ownership ratio and all loan agreement conditions. Based on these factors, the Bank waives DGPC's expected non-compliance with the minimum net ownership requirement through December 31, 1998.

As we previously discussed, if DGPC is unable to raise $10.0 million of additional equity and restore compliance with the loan agreement requirements by January 6, 1999, DGPC will implement a unit retain program. This program would commence with the first marketing period of the current fiscal year (deliveries from August 1 to November 30) and would continue until loan agreement compliance is achieved and maintained. Please consider holding unit retains from this year's durum deliveries until the board has determined the feasibility of attaining and maintaining compliance with the loan agreement.

Your correspondence and meetings with the Bank that have kept us well-informed are sincerely appreciated. If you have any questions regarding this waiver or if I can provide any additional service, please call me at (651) 282-8243.

Sincerely,



Gary J. Sloan
Assistant Vice President

cc:  Mr. Tom Redmann, Bank of North Dakota
     Mr. Jamey Grafing, FCS Commercial Finance Group
     Mr. Adrian Walters, for Spp Hambro & Company LLC and the Private Placement Investors